July 14, 2016
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Re:    Tecogen Inc. (the "Company")
Registration Statement on Form S-3
Originally Filed July 7, 2015
File No. 333-212433

Dear Staff:
 In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM on July 18, 2016 or as soon thereafter as is practicable.
The Company hereby authorizes Benjamin J. Armour, of Sullivan & Worcester LLP, to orally modify or withdraw this request for acceleration.
The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Armour at (617) 338-2423. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Sullivan & Worcester LLP, attention: Benjamin J. Armour, via facsimile at (617) 338-2880.

Very truly yours,

Tecogen Inc.

By: /s/ David A. Garrison
David A. Garrison
Chief Financial Officer